FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated February 09, 2023

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 09 February, 2023

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 09 February 2023
Final Results

Exhibit 99

2022 Full Year Results

Strong sales growth and continued progress against strategy
Underlying performance			GAAP measures
(unaudited)	2022	vs 2021		2022	vs 2021
Full Year
Underlying sales growth (USG)		9.0%	Turnover	€60.1bn	14.5%
Beauty & Wellbeing		7.8%	Beauty & Wellbeing	€12.3bn	20.8%
Personal Care		7.9%	Personal Care	€13.6bn	15.9%
Home Care		11.8%	Home Care	€12.4bn	17.3%
Nutrition		8.6%	Nutrition	€13.9bn	6.1%
Ice Cream		9.0%	Ice Cream	€7.9bn	14.8%
Underlying operating profit	€9.7bn	0.5%	Operating profit	€10.8bn	23.6%
Underlying operating margin	16.1%	(230)bps	Operating margin	17.9%	130bps
Underlying earnings per share	€2.57	(2.1)%	Diluted earnings per share	€2.99	28.8%
Free cash flow	€5.2bn	€(1.2)bn	Net profit	€8.3bn	24.9%
Fourth Quarter
USG		9.2%	Turnover	€14.6bn	11.4%
Quarterly dividend payable in March 2023			€0.4268	per share (a)
(a) See note 10 for more information on dividends USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF, net debt, ROIC and UEBITDA are non-GAAP measures

Full year highlights

●
Underlying sales growth accelerated to 9.0%, driven by all Business Groups, with price growth of 11.3% and volumes declining 2.1%

●
Turnover increased 14.5% to €60.1 billion, including 6.2% from currency and (1.0)% from disposals net of acquisitions

●
Underlying operating profit improved slightly to €9.7 billion despite margin decline of 230bps driven by input cost inflation

●
Underlying earnings per share decreased 2.1%, diluted EPS up 28.8% helped by profit on disposals

●
Free cash flow €5.2 billion, including €0.3 billion of tax paid on separation of ekaterra, the global Tea business, reflects 97% cash conversion

●
€1.5 billion share buyback and €4.3 billion dividends during 2022

●
Brand and marketing investment increased €0.5 billion in constant exchange rates

●
Our billion+ Euro brands, accounting for 53% of Group turnover, delivered underlying sales growth of 10.9%, led by strong performances from OMO, Hellmann's, Rexona, Sunsilk and Magnum

●
Simpler, more category-focused organisation, in place since 1 July, is driving greater operational focus and faster decisions

Chief Executive Officer statement

"Unilever delivered a year of strong topline growth in challenging macroeconomic conditions. Underlying sales growth was 9.0%, driven by disciplined pricing action in response to high input cost inflation. Growth was broad-based across each of our five Business Groups, led by strong performances from our billion+ Euro brands. Despite sharp rises in material costs, we have prioritised stepping up our brand and marketing investment. Underlying operating margin was delivered in line with our guidance, with underlying operating profit up for the year.

We have made further progress in the transformation of Unilever and continued to deliver against our strategic priorities. Our new operating model is already unlocking a culture of bolder and more rapid decision-making with improved accountability. We continue to improve our growth profile, with the sale of the global Tea business and the acquisition of Nutrafol. We are increasingly realising the benefits from the reshaped portfolio, accelerated savings delivery and improved execution. There is more to do, but the changes we have made mean that we start 2023 with momentum, setting us up well for delivering another year of higher growth, which remains our first priority.”

Alan Jope
9 February 2023

Outlook for 2023

In 2022, we carefully balanced price growth, volume and competitiveness to navigate through the high cost inflation environment. We will again deliver strong underlying sales growth in 2023, with improving volume performance and competitiveness as the year progresses. We will continue to price and drive our cost savings programmes, in order to allow us to invest behind our brands and deliver improved margin.

We expect cost inflation to continue in 2023. Our expectation for net material inflation (NMI) in the first half of 2023 is around €1.5 billion. We anticipate significantly lower NMI in the second half, with a wide range of possible outcomes, though we do not expect cost deflation.

In the first half, underlying price growth will remain high, and volume growth will be negative. Volume will improve as price growth softens, but it is too early to say whether volume will turn positive in the second half. We expect 2023 underlying sales growth to be at least in the upper half of our multi-year range of 3 – 5%.

We will deliver only a modest improvement in underlying operating margin in the full year, as we plan for another year of increased investment, and with cost inflation remaining high, underlying operating margin will be around 16% in the first half.

Full Year Review: Unilever Group

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€60.1bn	9.0%	(2.1)%	11.3%	(1.0)%	6.2%	14.5%	16.1%	(230)bps
Fourth Quarter	€14.6bn	9.2%	(3.6)%	13.3%	(3.1)%	5.3%	11.4%

Performance

Underlying sales growth stepped up to 9.0% in 2022, led by pricing, in the face of significant input cost inflation across our markets. Price growth has sequentially improved in each of the past eight quarters, reaching 13.3% in the fourth quarter and taking the full year underlying price growth to 11.3%. This had, as expected, some negative impact on volumes, which declined 2.1%.

Beauty & Wellbeing grew underlying sales by 7.8% driven by price. Volumes were slightly positive, helped by another year of strong growth in Prestige Beauty and Health & Wellbeing, which now account for more than €2.5 billion of turnover. Personal Care underlying sales were up 7.9%, driven by strong pricing. Volumes grew in Deodorants, but declined in other categories. Home Care, which was particularly exposed to rising input costs, delivered the highest price growth and some volume decline, leading to underlying sales growth of 11.8%. Nutrition grew 8.6%, led by high price growth of Dressings and a continued recovery of Unilever Food Solutions. Ice Cream improved underlying sales by 9.0%, with strong volume growth in out-of-home channels, benefiting from a good summer season, but not quite compensating for lower in-home volumes.

Emerging markets grew underlying sales by 11.2% with price of 13.5% and volume down 2.0%. South Asia grew strongly through both price and volume. Price growth in Latin America increased to 20.4% with volumes contracting by 4.6%. China declined slightly as it was affected by pandemic-related restrictions, particularly in the second and fourth quarters. South East Asia achieved double-digit price growth with virtually flat volumes. Turkey delivered high single-digit volume growth in a very inflationary environment. Developed markets increased by 5.9%, with 8.4% from price and (2.3)% from volume. Volumes held up better in North America than in Europe.

Turnover increased 14.5% to €60.1 billion, which included a currency impact of 6.2% and (1.0)% from disposals net of acquisitions. Underlying operating profit was €9.7 billion, up 0.5% versus the prior year. Underlying operating margin declined by 230bps to 16.1%. Gross margin decreased by 210bps which reflected €4.3 billion of net material inflation, and increased production and logistics costs that were only partially mitigated by our pricing action and savings delivery. Brand and marketing investment was stepped up by €0.5 billion in constant exchange rates. This equated to a 10bps contribution to margin in current exchange rates. Overheads increased by 30bps largely due to investments in capabilities to drive growth and increased scale of our Prestige Beauty and Health & Wellbeing businesses.

Capital allocation and operating model

On 22 July and 19 December 2022, we completed the first and second €750 million tranches of our ongoing share buyback programme of up to €3 billion. The quarterly interim dividend for the fourth quarter is maintained at €0.4268. Since 1 July 2022, our simpler, more category-focused operating model for Unilever has been in place, organised around five Business Groups and a technology-driven backbone, Unilever Business Operations. We are on track to deliver the new structure within existing restructuring plans, and to generate around €600 million of cost savings over the first two years after 1 July 2022, with the majority in 2023.

Conference Call

Following the release of this trading statement on 9 February 2023 at 7:00 AM (UK time), there will be a live webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results. A replay of the webcast and the slides of the presentation will be made available after the live meeting.

Full Year Review: Business Groups

	Full Year 2022					Fourth Quarter 2022
(unaudited)	Turnover	USG	UVG	UPG	Change in UOM	Turnover	USG	UVG	UPG
Unilever	€60.1bn	9.0%	(2.1)%	11.3%	(230)bps	€14.6bn	9.2%	(3.6)%	13.3%
Beauty & Wellbeing	€12.3bn	7.8%	0.3%	7.5%	(340)bps	€3.2bn	7.7%	(0.6)%	8.4%
Personal Care	€13.6bn	7.9%	(3.7)%	12.1%	(170)bps	€3.5bn	9.1%	(3.5)%	13.0%
Home Care	€12.4bn	11.8%	(3.5)%	15.9%	(260)bps	€3.2bn	12.3%	(3.8)%	16.7%
Nutrition	€13.9bn	8.6%	(2.1)%	10.9%	(170)bps	€3.5bn	10.1%	(4.1)%	14.7%
Ice Cream	€7.9bn	9.0%	(0.7)%	9.7%	(220)bps	€1.2bn	2.9%	(9.9)%	14.2%

Beauty & Wellbeing

20% of Group turnover

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€12.3bn	7.8%	0.3%	7.5%	3.7%	8.1%	20.8%	18.7%	(340)bps
Fourth Quarter	€3.2bn	7.7%	(0.6)%	8.4%	3.4%	6.9%	19.0%

Beauty & Wellbeing underlying sales grew 7.8% with 7.5% from price and 0.3% from volume. Growth was price-led in core Skin Care and Hair Care, while it was volume-led in Prestige Beauty and Health & Wellbeing.

Hair Care grew mid-single digit, helped by strong performances of Sunsilk and Nexxus. Growth was driven by Latin America, India and Turkey, partially offset by Europe and China where sales were affected by pandemic-related restrictions. Skin Care grew low-single digit. South Asia and South East Asia delivered strong growth, helped by Lifebuoy and rollout of the Vaseline premium Gluta-Hya innovation, while sales of AHC declined in North Asia. Prestige Beauty delivered another year of double-digit growth, with strong contributions from Paula’s Choice and Hourglass which continued its expansion into China, as well as Living Proof, which entered into the bond-building premium hair care category. Liquid IV and Olly drove strong double-digit growth in Health & Wellbeing. The acquisition of Nutrafol, a leading provider of hair wellness products, was completed in July.

Underlying operating margin declined 340bps due to input cost increases and the biggest step-up in brand and marketing investment across the five Business Groups.

Personal Care

23% of Group turnover

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€13.6bn	7.9%	(3.7)%	12.1%	–%	7.4%	15.9%	19.6%	(170)bps
Fourth Quarter	€3.5bn	9.1%	(3.5)%	13.0%	–%	6.4%	16.1%

Personal Care underlying sales grew 7.9% with 12.1% from price and (3.7)% from volume. The volume decline was higher in Skin Cleansing which was particularly affected by the commodity cost inflation.

Deodorants performed strongly, delivering double-digit price and positive volume growth. This was supported by continued premiumisation and strong innovations, such as the 72-hour protection technology from Rexona. Skin Cleansing grew high single-digit with strong price increases in response to the input cost inflation. While this led to a volume decline, volumes held up better in North America, supported by premium innovations such as the Dove deep moisture body wash with microbiome nutrient serum that delivers a further improved skin care experience. Oral Care achieved price-led growth, helped by the relaunch of Pepsodent with increased naturals and efficacy credentials in South East Asia, Africa and the Middle East, partially offset by a sales decline in Europe. Sales of Dollar Shave Club declined during the year, and an impairment charge was recognised related to the business.

Underlying operating margin declined 170bps as a result of an input cost driven gross margin decline.

Home Care

21% of Group turnover

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€12.4bn	11.8%	(3.5)%	15.9%	–%	4.9%	17.3%	10.8%	(260)bps
Fourth Quarter	€3.2bn	12.3%	(3.8)%	16.7%	–%	3.3%	15.9%

Home Care underlying sales grew 11.8%, with 15.9% from price and (3.5)% from volume. Price growth was led by Fabric Cleaning which faced the highest commodity cost impact.

Fabric Cleaning grew high double-digit while holding volumes almost flat. This was driven by very strong performances in South Asia, Brazil, Turkey and Vietnam with modest sales growth in Europe and China. The growth, which was broad-based across formats, benefitted from our continuous market development of the liquids market, with particularly strong contributions from OMO and Radiant. Fabric Enhancers grew high single-digit with modest volume decline. Comfort delivered high growth in Latin America, South Asia and Turkey, but declined in Europe where consumers reduced their spending in the category. Home & Hygiene grew slightly, with high single-digit volume losses across most markets, while Air Wellness declined in 2022.

Underlying operating margin declined 260bps driven by gross margin contraction as a result of significant input cost inflation despite having the highest price growth across all Business Groups.

Nutrition

23% of Group turnover

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€13.9bn	8.6%	(2.1)%	10.9%	(6.9)%	4.9%	6.1%	17.6%	(170)bps
Fourth Quarter	€3.5bn	10.1%	(4.1)%	14.7%	(14.2)%	3.9%	(1.9)%

Nutrition underlying sales grew 8.6%, with 10.9% from price and (2.1)% from volume.

Scratch Cooking Aids, the biggest category, delivered mid single-digit growth. South East Asia, Africa and Latin America performed strongly, led by Knorr, while China declined high single-digit as a result of pandemic-related restrictions particularly in the second and fourth quarters. Dressings had a strong year with broad-based, double-digit price growth and a modest volume decline, supported by continued high growth of Hellmann’s, particularly in the United States. Despite a decline in China, Unilever Food Solutions delivered double-digit growth and almost recovered to pre-pandemic volume levels, helped by extended distribution and consumers eating out-of-home more frequently.

Underlying operating margin declined 170bps due to an input cost driven reduction in gross margin.

Ice Cream

13% of Group turnover

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€7.9bn	9.0%	(0.7)%	9.7%	–%	5.4%	14.8%	11.7%	(220)bps
Fourth Quarter	€1.2bn	2.9%	(9.9)%	14.2%	–%	7.5%	10.6%

Ice Cream underlying sales grew 9.0%, with 9.7% from price and (0.7)% from volume. Strong volume growth in out-of-home was offset by volume declines in in-home, reversing some of the pandemic-related trends.

Out-of-home Ice Cream achieved double-digit price and high single-digit volume growth. The business continued to recover sales lost during the pandemic but is yet to return to 2019 volumes. The in-home business grew mid single-digit despite mid single-digit volume declines. Volumes were particularly weak in the fourth quarter as a result of lapping strong in-home sales that were boosted by lockdowns in the prior two years. Magnum, Cornetto and Carte d’Or delivered positive volume growth, supported by new variant innovations such as Magnum Remix, which has launched across 65 countries, and new Cornetto variants in Turkey, South East Asia and China.

Underlying operating margin declined 220bps primarily due to high input cost inflation which affected gross margin.

Full Year Review: Geographical Areas

	Full Year 2022				Fourth Quarter 2022
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€60.1bn	9.0%	(2.1)%	11.3%	€14.6bn	9.2%	(3.6)%	13.3%
Asia Pacific Africa	€27.5bn	10.3%	(0.9)%	11.3%	€6.6bn	10.7%	(2.0)%	12.9%
The Americas	€20.9bn	10.4%	(2.6)%	13.3%	€5.4bn	9.3%	(4.0)%	13.9%
Europe	€11.7bn	4.1%	(3.9)%	8.3%	€2.6bn	5.5%	(6.8)%	13.2%

	Full Year 2022				Fourth Quarter 2022
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Emerging markets	€35.3bn	11.2%	(2.0)%	13.5%	€8.7bn	11.6%	(2.8)%	14.8%
Developed markets	€24.8bn	5.9%	(2.3)%	8.4%	€5.9bn	5.7%	(4.8)%	11.0%
North America	€13.0bn	7.9%	(1.4)%	9.4%	€3.3bn	5.7%	(4.0)%	10.1%
Latin America	€7.9bn	14.9%	(4.6)%	20.4%	€2.1bn	15.0%	(4.1)%	19.9%

Asia Pacific Africa

46% of Group turnover

Underlying sales grew 10.3% with 11.3% from price and (0.9)% from volume, driven by strong performances from Home Care and Ice Cream. India delivered strong double-digit growth through pricing and positive volume growth, supported by market development and continued strength of its premium portfolio. China declined slightly for the year as lower market growth reflected Covid lockdown effects, particularly affecting Unilever Food Solutions and Home Care in the second and fourth quarters. Indonesia delivered mid single-digit, price-driven growth, while volumes were affected by a planned reduction in stock-in-trade levels. Philippines and Vietnam delivered broad-based double-digit growth with positive volumes. Turkey saw consistent, strong volume growth, led by Home Care and Ice Cream, in a hyperinflationary environment. In line with our treatment of other hyperinflationary countries, the UPG in Turkey was capped from the second quarter. Africa grew double-digit, with increasing price growth and volume reductions through the year.

The Americas

35% of Group turnover

Underlying sales growth in North America was 7.9% with 9.4% from price and (1.4)% from volume, helped by double-digit growth in Beauty & Wellbeing and Nutrition, notably Dressings. Ice Cream grew high single-digit despite volumes being negatively affected by some service issues earlier in the year. Deodorants performed strongly, and the Air Wellness business declined sharply in a competitive market. Health & Wellbeing and Prestige Beauty grew double-digit, while growth in core Skin Care and Hair Care was modest.

Latin America delivered underlying sales growth of 14.9%, with 20.4% from price and (4.6)% from volume. Growth was broad-based, with all Business Groups landing strong double-digit pricing coupled with mid single-digit volume declines. Volumes were helped by consumer-relevant innovations and a portfolio that spans across price points and channels.

Europe

19% of Group turnover

Underlying sales grew 4.1% with 8.3% from price and (3.9)% from volume. Although price growth stepped up through the year, the negative gross margin impact from high input cost inflation was materially higher than in the other geographies. Ice Cream contributed strongly to growth for the year, driven by out-of-home sales and a strong summer season, which was partially offset by a weak fourth quarter. Nutrition was boosted by double-digit growth of Dressings and Unilever Food Solutions. Home Care sales declined low single-digit, driven by Home & Hygiene. Deodorants were the main driver of underlying sales growth in Personal Care, while Beauty & Wellbeing grew slightly.

Additional commentary on the financial statements - Full Year

Finance costs and tax

Net finance costs increased €139 million to €493 million in 2022. The increase was driven by a higher cost of debt on bonds and commercial papers. This was partially offset by higher interest income due to higher rates and cash balances than in the prior year. Going forward, we expect net finance costs to be in the range of 2.5% to 3.0% on average net debt. The negative impact from rising interest rates is partially offset by a bigger interest credit in 2023 from our pension plans which have a surplus position.

The underlying effective tax rate was 24.1% compared with 22.6% in 2021, primarily due to changes in the geographical profit footprint as well as reduced benefits in tax settlements and other one-off items. Our guidance for the underlying effective tax rate remains around 25%. In 2022, the effective tax rate was 20.4% compared with 23.1% in 2021, primarily due to the significant favourable impact of the ekaterra Tea disposal which benefited from the participation exemption in the Netherlands.

Joint ventures, associates and other income from non-current

Net profit from joint ventures and associates was €208 million, an increase of €17 million compared to 2021. Other income from non-current investments was €24 million, versus €91 million in the prior year that included higher gains related to investments made by Unilever Ventures.

Earnings per share

Underlying earnings per share decreased by 2.1% to €2.57, including a positive impact of 6.1% from currency. Constant underlying earnings per share decreased by 8.2%. The decrease was mainly driven by the margin decline, a higher tax rate, lower income from non-current investments and an increase in finance costs. This was partially offset by a reduction in the average number of shares as a result of our share buybacks, contributing 1.9%. Diluted earnings per share were up 28.8% at €2.99, including a gain of €2.3 billion related to the disposal of ekaterra and an impairment charge of €192 million related to Dollar Shave Club.

Free cash flow

Free cash flow was €5.2 billion in 2022, including €0.3 billion tax paid on the ekaterra separation. It was down from the €6.4 billion delivered in 2021 due to increases in capital expenditure and working capital, notably inventory.

Net debt

Closing net debt was €23.7 billion compared to €25.5 billion as at 31 December 2021 driven largely by net disposal proceeds that were partially offset by €1.5 billion share buyback executed during the year and a negative currency impact. Net debt to underlying EBITDA was 2.1x as at 31 December 2022, in line with our guidance of around 2x and slightly down versus 2.2x in the prior year.

Pensions

Pension assets net of liabilities were in surplus of €2.6 billion at 31 December 2022 versus a surplus of €3.0 billion at the end of 2021. Both pension assets and pension liabilities reduced materially in 2022, primarily due to the impact of higher interest rates on these values.

Underlying return on invested capital

Underlying return on invested capital was 16.0%, compared to 17.2% in the prior year. This was mainly due to increased goodwill and intangibles, driven by Paula’s Choice and Nutrafol acquisitions and a currency impact.

Financial implications and impairment risk in Russia

We employ over 3,000 people in Russia and in 2022 the business contributed 1.4% of the Group’s turnover and 2% of the Group’s net profit. As at 31 December 2022, we had an asset position of around €900 million in Russia, including four factories. In March 2022, we announced our decision to suspend all imports and exports of Unilever products into and out of Russia and cease any capital flows in and out of the country.

We will continue to review and disclose the financial implications from the conflict. While the potential impacts remain uncertain, there is a risk that the operations in Russia are unable to continue, leading to loss of turnover, profit and a write-down of assets.

Share buyback programme

On 22 July and 19 December 2022, we completed the first and second €750 million tranches of our share buyback programme of up to €3 billion, initiated on 10 February 2022. The total consideration paid for the repurchase of 34,217,605 shares is recorded within other reserves. All shares purchased are held by Unilever as treasury shares.

Finance and liquidity

In 2022, the following notes matured and were repaid:
●
February: €750 million 0.50% fixed rate notes, £350 million 1.125% fixed rate notes
●
March: $500 million 3.00% fixed rate notes
●
May: $850 million 2.20% fixed rate notes

The following notes were issued:
●
February: €500 million 0.75% fixed rate notes due February 2026, €650 million 1.25% fixed rate notes due February 2031, £300 million 2.125% fixed rate notes due February 2028
●
May: €650 million 1.75% fixed rate notes due November 2028; €850 million 2.25% fixed rate notes due May 2034

On 31 December 2022, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,550 million with a 364-day term out.

Competition Investigations

As previously disclosed, Unilever is involved in a number of ongoing investigations by national competition authorities, including those within France and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

Non-GAAP measures

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.
	Annual average rate in 2022	Annual average rate in 2021
Brazilian Real (€1 = BRL)	5.414	6.366
Chinese Yuan (€1 = CNY)	7.047	7.663
Indian Rupee (€1 = INR)	82.303	87.599
Indonesia Rupiah (€1 = IDR)	15,535	16,983
Philippine Peso (€1 = PHP)	57.194	58.401
UK Pound Sterling (€1 = GBP)	0.851	0.861
US Dollar (€1 = US $)	1.050	1.187

Underlying sales growth (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.

Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Non-underlying items

Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.

●
Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.

●
Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.

●
Non-underlying items are: both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.

Underlying operating profit (UOP) and underlying operating margin (UOM)

Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. g operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:
€ million	Full Year
(unaudited)	2022	2021
Operating profit	10,755	8,702
Non-underlying items within operating profit (see note 2)	(1,072)	934
Underlying operating profit	9,683	9,636
Turnover	60,073	52,444
Operating margin (%)	17.9	16.6
Underlying operating margin (%)	16.1	18.4

Underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA)

Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We use UEBITDA in assessing our leverage level, which is expressed as net debt / UEBITDA. The reconciliation of operating profit to UEBITDA is as follows:
€ million	Full Year
(unaudited)	2022	2021
Operating profit	10,755	8,702
Depreciation and amortisation	1,725	1,746
Non-underlying items within operating profit	(1,072)	934
Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA)	11,408	11,382

Underlying effective tax rate

The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	Full Year
(unaudited)	2022	2021
Taxation	2,068	1,935
Tax impact of:
Non-underlying items within operating profit(a)	273	219
Non-underlying items not in operating profit but within net profit(a)	(121)	(41)
Taxation before tax impact of non-underlying items	2,220	2,113
Profit before taxation	10,337	8,556
Share of net (profit)/loss of joint ventures and associates	(208)	(191)
Profit before tax excluding share of net profit/(loss) of joint ventures and associates	10,129	8,365
Non-underlying items within operating profit before tax(a)	(1,072)	934
Non-underlying items not in operating profit but within net profit before tax	164	64
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	9,221	9,363
Effective tax rate (%)	20.4	23.1
Underlying effective tax rate (%)	24.1	22.6

(a) See note 2.

Underlying earnings per share

Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders' equity.

Constant underlying EPS

Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	Full Year
(unaudited)	2022	2021
Underlying profit attributable to shareholders’ equity (see note 6)	6,568	6,839
Impact of translation from current to constant exchange rates and translational hedges	(307)	(106)
Impact of price growth in excess of 26% per year in hyperinflationary economies	(200)	–
Constant underlying earnings attributable to shareholders’ equity	6,061	6,733
Diluted average number of share units (millions of units)	2,559.8	2,609.6
Constant underlying EPS (€)	2.37	2.58

Net debt

Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	Full Year
(unaudited)	2022	2021
Total financial liabilities	(29,488)	(30,133)
Current financial liabilities	(5,775)	(7,252)
Non-current financial liabilities	(23,713)	(22,881)
Cash and cash equivalents as per balance sheet	4,326	3,415
Cash and cash equivalents as per cash flow statement	4,225	3,387
Add: bank overdrafts deducted therein	101	106
Less: cash and cash equivalents held for sale	–	(78)
Other current financial assets	1,435	1,156
Non-current financial asset derivatives that relate to financial liabilities	51	52
Net debt	(23,676)	(25,510)

Free cash flow (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of cash flow from operating activities to FCF is as follows:
€ million	Full Year
(unaudited)	2022	2021
Cash flow from operating activities	10,089	10,305
Income tax paid	(2,807)	(2,333)
Net capital expenditure	(1,627)	(1,239)
Net interest paid	(457)	(340)
Free cash flow	5,198	6,393
Net cash flow (used in)/from investing activities	2,453	(3,246)
Net cash flow (used in)/from financing activities	(8,890)	(7,099)

Underlying return on invested capital (ROIC)

Underlying return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guard rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Underlying ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.

€ million	Full Year
(unaudited)	2022	2021
Operating profit	10,755	8,702
Non-underlying items within operating profit (see note 2)	(1,072)	934
Underlying operating profit before tax	9,683	9,636
Tax on underlying operating profit(a)	(2,331)	(2,175)
Underlying operating profit after tax	7,352	7,461
Goodwill	21,609	20,330
Intangible assets	18,880	18,261
Property, plant and equipment	10,770	10,347
Net assets held for sale	24	1,581
Inventories	5,931	4,683
Trade and other current receivables	7,056	5,422
Trade payables and other current liabilities	(18,023)	(14,861)
Period-end invested capital	46,247	45,763
Average invested capital for the period	46,005	43,279
Underlying return on invested capital (%)	16.0	17.2

(a) Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by the underlying effective tax rate of 24.1% (2021: 22.6%) which is shown on page 1.

Cautionary statement

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021.

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 78 2527 3767	lucila.zambrano@unilever.com	investor.relations@unilever.com
or	+44 77 7999 9683	JSibun@tulchangroup.com
NL	+31 62 375 8385	marlous-den.bieman@unilever.com
or	+31 61 500 8293	fleur-van.bruggen@unilever.com
After the conference call on 9 February 2023 at 8AM (UK time), the webcast of the presentation will be available at:

www.unilever.com/investor-relations/results-and-presentations/latest-results

Income statement

€ million	Full Year
	2022	2021	Increase/ (Decrease)
(unaudited)			Current rates	Constant rates
Turnover	60,073	52,444	14.5%	9.5%
Operating profit	10,755	8,702	23.6%	19.2%
Net finance costs	(493)	(354)
Pensions and similar obligations	44	(10)
Finance income	281	147
Finance costs	(818)	(491)
Net monetary gain/(loss) arising from hyperinflationary economies	(157)	(74)
Share of net profit/(loss) of joint ventures and associates	208	191
Other income/(loss) from non-current investments and associates	24	91
Profit before taxation	10,337	8,556	20.8%	17.9%
Taxation	(2,068)	(1,935)
Net profit	8,269	6,621	24.9%	23.2%

Attributable to:
Non-controlling interests	627	572
Shareholders’ equity	7,642	6,049	26.3%	25.1%

Earnings per share
Basic earnings per share (euros)	3.00	2.33	28.9%	27.7%
Diluted earnings per share (euros)	2.99	2.32	28.8%	27.5%

Statement of comprehensive income

€ million	Full Year
(unaudited)	2022	2021
Net profit	8,269	6,621
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	36	166
Remeasurement of defined benefit pension plans	(473)	1,734
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	(91)	279
Currency retranslation gains/(losses)	614	1,177
Total comprehensive income	8,355	9,977

Attributable to:
Non-controlling interests	507	749
Shareholders’ equity	7,848	9,228

Statement of changes in equity

(unaudited)
€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
31 December 2020	92	73,472	(73,364)	(7,482)	22,548	15,266	2,389	17,655
Profit or loss for the period	–	–	–	–	6,049	6,049	572	6,621
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	–	–	–	147	–	147	19	166
Cash flow hedges	–	–	–	276	–	276	3	279
Remeasurements of defined benefit pension plans	–	–	–	–	1,728	1,728	6	1,734
Currency retranslation gains/(losses)	–	–	–	1,025	3	1,028	149	1,177
Total comprehensive income	–	–	–	1,448	7,780	9,228	749	9,977
Dividends on ordinary capital	–	–	–	–	(4,458)	(4,458)	–	(4,458)
Share capital reduction(a)	–	(20,626)	–	–	20,626	–	–	–
Repurchase of shares(b)	–	–	–	(3,018)	–	(3,018)	–	(3,018)
Movements in treasury shares(c)	–	–	–	95	(143)	(48)	–	(48)
Share-based payment credit(d)	–	–	–	–	161	161	–	161
Dividends paid to non-controlling interests	–	–	–	–	–	–	(503)	(503)
Hedging gain/(loss) transferred to non-financial assets	–	–	–	(171)	–	(171)	(3)	(174)
Other movements in equity(e)	–	(2)	–	(82)	231	147	7	154
31 December 2021	92	52,844	(73,364)	(9,210)	46,745	17,107	2,639	19,746
Hyperinflation restatement to 1 January 2022 (Turkey)	–	–	–	–	154	154	–	154
Adjusted opening balance	92	52,844	(73,364)	(9,210)	46,899	17,261	2,639	19,900
Profit or loss for the period	–	–	–	–	7,642	7,642	627	8,269
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	–	–	–	45	–	45	(9)	36
Cash flow hedges	–	–	–	(92)	–	(92)	1	(91)
Remeasurements of defined benefit pension plans	–	–	–	–	(474)	(474)	1	(473)
Currency retranslation gains/(losses)(f)	–	–	–	240	487	727	(113)	614
Total comprehensive income	–	–	–	193	7,655	7,848	507	8,355
Dividends on ordinary capital	–	–	–	–	(4,356)	(4,356)	–	(4,356)
Repurchase of shares(b)	–	–	–	(1,509)	–	(1,509)	–	(1,509)
Movements in treasury shares(c)	–	–	–	106	(137)	(31)	–	(31)
Share-based payment credit(d)	–	–	–	–	177	177	–	177
Dividends paid to non-controlling interests	–	–	–	–	–	–	(572)	(572)
Hedging gain/(loss) transferred to non-financial assets	–	–	–	(126)	–	(126)	(1)	(127)
Other movements in equity (g)	–	–	–	(258)	15	(243)	107	(136)
31 December 2022	92	52,844	(73,364)	(10,804)	50,253	19,021	2,680	21,701

(a) Share premium has been adjusted to reflect the legal share capital of the PLC company, which reduced by £18,400 million following court approval on 15 June 2021.

(b) Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback program announced on 29 April 2021 and 10 February 2022.

(c) Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards.

(d) The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

(e) Includes €280 million related to hyperinflation adjustment and €82 million related to the Welly acquisition.

(f) Includes a hyperinflation adjustment of €514 million in relation to Argentina and Turkey.

(g) Includes the following items related to the acquisition of Nutrafol: €(269) million non-controlling interest purchase option in other reserves and €99 million non-controlling interest recognised on acquisition.

Balance sheet
(unaudited)
€ million	As at 31 December 2022	As at 31 December 2021
Non-current assets
Goodwill	21,609	20,330
Intangible assets	18,880	18,261
Property, plant and equipment	10,770	10,347
Pension asset for funded schemes in surplus	4,260	5,119
Deferred tax assets	1,049	1,465
Financial assets	1,154	1,198
Other non-current assets	942	974
	58,664	57,694
Current assets
Inventories	5,931	4,683
Trade and other current receivables	7,056	5,422
Current tax assets	381	324
Cash and cash equivalents	4,326	3,415
Other financial assets	1,435	1,156
Assets held for sale	28	2,401
	19,157	17,401

Total assets	77,821	75,095

Current liabilities
Financial liabilities	5,775	7,252
Trade payables and other current liabilities	18,023	14,861
Current tax liabilities	877	1,365
Provisions	748	480
Liabilities held for sale	4	820
	25,427	24,778
Non-current liabilities
Financial liabilities	23,713	22,881
Non-current tax liabilities	94	148
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	613	831
Unfunded schemes	1,078	1,295
Provisions	550	611
Deferred tax liabilities	4,375	4,530
Other non-current liabilities	270	275
	30,693	30,571

Total liabilities	56,120	55,349

Equity
Shareholders’ equity	19,021	17,107
Non-controlling interests	2,680	2,639
Total equity	21,701	19,746

Total liabilities and equity	77,821	75,095

Cash flow statement

(unaudited)	Full Year
€ million	2022	2021
Net profit	8,269	6,621
Taxation	2,068	1,935
Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates	(232)	(282)
Net monetary (gain)/loss arising from hyperinflationary economies	157	74
Net finance costs	493	354
Operating profit	10,755	8,702

Depreciation, amortisation and impairment	1,946	1,763
Changes in working capital	(422)	(47)
Pensions and similar obligations less payments	(119)	(183)
Provisions less payments	203	(61)
Elimination of (profits)/losses on disposals	(2,335)	23
Non-cash charge for share-based compensation	177	161
Other adjustments	(116)	(53)
Cash flow from operating activities	10,089	10,305
Income tax paid	(2,807)	(2,333)
Net cash flow from operating activities	7,282	7,972

Interest received	287	148
Net capital expenditure	(1,627)	(1,239)
Acquisitions and disposals	3,643	(2,088)
Other investing activities	150	(67)

Net cash flow (used in)/from investing activities	2,453	(3,246)

Dividends paid on ordinary share capital	(4,329)	(4,483)
Interest paid	(744)	(488)
Change in financial liabilities	(1,727)	1,390
Repurchase of shares	(1,509)	(3,018)
Other financing activities	(581)	(500)

Net cash flow (used in)/from financing activities	(8,890)	(7,099)

Net increase/(decrease) in cash and cash equivalents	845	(2,373)

Cash and cash equivalents at the beginning of the period	3,387	5,475

Effect of foreign exchange rate changes	(7)	285

Cash and cash equivalents at the end of the period	4,225	3,387

Notes to the condensed financial statements
(unaudited)

1. Accounting information and policies

Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2021. In conformity with the requirements of the Companies Act 2006, the condensed preliminary financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) and as adopted for use in the UK.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 1, the statement of comprehensive income on page 1, the statement of changes in equity on page 1 and the cash flow statement on page 1 are translated at exchange rates current in each period. The balance sheet on page 1 is translated at period-end rates of exchange.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2021 have been delivered to the Registrar of Companies; the auditors’ reports on these accounts were unqualified, did not include a reference to any matters by way of emphasis and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

Change in reporting segments

On 1 July 2022, Unilever implemented a new, more category-focused operating model organised around five Business Groups. The company replaced its previous matrix structure with distinct Business Groups: Beauty & Wellbeing, Personal Care, Home Care, Nutrition, Ice Cream. Each Business Group is fully responsible and accountable for its strategy, growth, and profit delivery globally.

From 1 July 2022 our segmental information is based on the five Business Groups as this reflects how the Group’s performance will be monitored and managed going forward. We have presented the full year and 2021 segmental information on this basis.

Change in cash generating units (CGUs)

The Group has revised its cash generating units (CGUs) to align with the new Compass Organisation. In 2021, the Group had eleven cash generating units based on the three Divisions by geography, Health & Wellbeing and ekaterra. From 1 July 2022, the Group's CGUs are based on the Compass organisation structure of Business Units and Global Business Units. For the purpose of impairment testing, goodwill is allocated to groups of CGUs (GCGUs) which are based on the Business Groups. Goodwill and indefinite-life intangible assets which were previously allocated to the eleven CGUs for the purpose of impairment testing have been reallocated respectively to the GCGUs and CGUs.

New accounting standards

All standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2022 were not applicable or material to Unilever. IFRS 17 ‘Insurance Contracts’ has been released but is not yet adopted by the Group. The standard is effective from the year ended 31 December 2023 and introduces a new model for accounting for insurance contracts. We have reviewed existing arrangements and concluded that IFRS 17 is not expected to be material for Unilever. All other new standards or amendments that are not yet effective that have been issued by the IASB are not applicable or material to Unilever.

2. Significant items within the income statement
Non-underlying items

These include non-underlying items within operating profit and non-underlying items not in operating profit but within net profit:

●
Non-underlying items within operating profit are gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.

●
Non-underlying items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.
€ million	Full Year
	2022	2021
Acquisition and disposal-related credits/(costs) (a)	(50)	(332)
Gain/(loss) on disposal of group companies(b)	2,335	36
Restructuring costs(c)	(777)	(632)
Impairments(d)	(221)	(17)
Other(e)	(215)	11
Non-underlying items within operating profit before tax	1,072	(934)

Tax on non-underlying items within operating profit	273	219
Non-underlying items within operating profit after tax	1,345	(715)

Interest related to the UK tax audit of intangible income and centralised services	(7)	10
Net monetary gain/(loss) arising from hyperinflationary economies	(157)	(74)
Non-underlying items not in operating profit but within net profit before tax	(164)	(64)

Tax impact of non-underlying items not in operating profit but within net profit:
Taxes related to separation of Ekaterra	(35)	–
Taxes related to the UK tax audit of intangible income and centralised services	(5)	(29)
Taxes related to the reorganisation of our European business	–	31
Hyperinflation adjustment for Argentina and Turkey deferred tax	(81)	(43)
Non-underlying items not in operating profit but within net profit after tax	(285)	(105)

Non-underlying items after tax(f)	1,060	(820)

Attributable to:
Non-controlling interests	(14)	(30)
Shareholders’ equity	1,074	(790)
(a) 2022 includes a charge of €42 million (2021: €196 million) relating to the disposal of ekaterra and other acquisition and disposal activities.
(b) 2022 includes a gain of €2,303 million related to the disposal of ekaterra.
(c) Restructuring costs are comprised of organisational change programmes including Compass and various technology and supply chain optimisation projects.
(d) 2022 includes an impairment charge of €192 million relating to Dollar Shave Club and write downs of leased land and building assets.
(e) 2022 includes €89 million relating to a product recall and market withdrawal by The Laundress, €82 million relating to legal provisions for ongoing competition investigations and €42 million of asset write-downs relating to our businesses in Russia and Ukraine.
(f) Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

3. Segment information - Business Groups

Fourth Quarter	Beauty & Wellbeing	Personal care	Home Care	Nutrition	Ice cream	Total
Turnover (€ million)
2021	2,734	3,035	2,729	3,534	1,089	13,121
2022	3,255	3,522	3,162	3,468	1,204	14,611
Change (%)	19.0	16.1	15.9	(1.9)	10.6	11.4
Impact of:
Acquisitions (%)	3.5	–	–	–	–	0.8
Disposals (%)	(0.2)	–	–	(14.2)	–	(3.9)

Currency-related items (%), of which:	6.9	6.4	3.3	3.9	7.5	5.3
Exchange rates changes (%)	5.2	4.3	–	2.0	7.5	3.3
Extreme price growth in hyperinflationary markets* (%)	1.6	2.0	3.3	1.9	–	2.0
Underlying sales growth (%)	7.7	9.1	12.3	10.1	2.9	9.2
Price* (%)	8.4	13.0	16.7	14.7	14.2	13.3
Volume (%)	(0.6)	(3.5)	(3.8)	(4.1)	(9.9)	(3.6)

Full Year	Beauty & Wellbeing	Personal care	Home Care	Nutrition	Ice cream	Total
Turnover (€ million)
2021	10,138	11,763	10,572	13,104	6,867	52,444
2022	12,250	13,636	12,401	13,898	7,888	60,073
Change (%)	20.8	15.9	17.3	6.1	14.8	14.5
Impact of:
Acquisitions (%)	3.8	–	–	0.3	–	0.8
Disposals (%)	(0.1)	–	–	(7.1)	–	(1.8)
Currency-related items (%), of which:	8.1	7.4	4.9	4.9	5.4	6.2
Exchange rates changes (%)	6.9	6.2	2.6	3.6	3.9	4.7
Extreme price growth in hyperinflationary markets* (%)	1.0	1.1	2.2	1.2	1.5	1.4
Underlying sales growth (%)	7.8	7.9	11.8	8.6	9.0	9.0
Price* (%)	7.5	12.1	15.9	10.9	9.7	11.3
Volume (%)	0.3	(3.7)	(3.5)	(2.1)	(0.7)	(2.1)

Operating profit (€ million)
2021	2,135	2,336	1,294	2,104	833	8,702
2022	2,154	2,264	1,064	4,497	776	10,755
Underlying operating profit (€ million)
2021	2,237	2,505	1,417	2,525	952	9,636
2022	2,292	2,679	1,344	2,449	919	9,683
Operating margin (%)
2021	21.1	19.9	12.2	16.1	12.1	16.6
2022	17.6	16.6	8.6	32.4	9.8	17.9
Underlying operating margin (%)
2021	22.1	21.3	13.4	19.3	13.9	18.4
2022	18.7	19.6	10.8	17.6	11.7	16.1

*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

4. Segment information - Geographical area

Fourth Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2021	6,131	4,382	2,608	13,121
2022	6,640	5,374	2,597	14,611
Change (%)	8.3	22.6	(0.4)	11.4
Impact of:
Acquisitions (%)	–	1.9	0.5	0.8
Disposals (%)	(4.4)	(2.4)	(5.0)	(3.9)
Currency-related items (%), of which:	2.3	12.8	(1.0)	5.3
Exchange rates changes (%)	0.7	9.0	(1.0)	3.3
Extreme price growth in hyperinflationary markets* (%)	1.7	3.6	–	2.0
Underlying sales growth (%)	10.7	9.3	5.5	9.2
Price* (%)	12.9	13.9	13.2	13.3
Volume (%)	(2.0)	(4.0)	(6.8)	(3.6)

Full Year	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2021	24,264	16,844	11,336	52,444
2022	27,504	20,905	11,664	60,073
Change (%)	13.4	24.1	2.9	14.5
Impact of:
Acquisitions (%)	0.2	1.7	0.8	0.8
Disposals (%)	(2.1)	(1.2)	(2.1)	(1.8)
Currency-related items (%), of which:	4.7	11.9	0.2	6.2
Exchange rates changes (%)	3.2	9.5	0.2	4.7
Extreme price growth in hyperinflationary markets* (%)	1.5	2.2	–	1.4
Underlying sales growth (%)	10.3	10.4	4.1	9.0
Price* (%)	11.3	13.3	8.3	11.3
Volume (%)	(0.9)	(2.6)	(3.9)	(2.1)

*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

5. Taxation

The effective tax rate for 2022 is 20.4% compared with 23.1% in 2021. The decrease is primarily driven by the impact of the ekaterra disposal which benefited from the participation exemption in the Netherlands.

Tax effects of components of other comprehensive income were as follows:

	2022			2021
€ million	Before tax	Tax (charge)/credit	After tax	Before tax	Tax (charge)/credit	After tax
Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	31	5	36	178	(12)	166
Cash flow hedges	(121)	30	(91)	291	(12)	279
Remeasurements of defined benefit pension plans	(537)	64	(473)	2,405	(671)	1,734
Currency retranslation gains/(losses)	547	67	614	1,237	(60)	1,177
Other comprehensive income	(80)	166	86	4,111	(755)	3,356

6. Earnings per share

The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.

Earnings per share for total operations for the twelve months were calculated as follows:
	Full Year
	2022	2021
EPS - Basic
Net profit attributable to shareholders’ equity (€ million)	7,642	6,049
Average number of shares (millions of share units)	2,548.2	2,599.9
EPS – basic (€)	3.00	2.33

EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	7,642	6,049
Adjusted average number of shares (millions of share units)	2,559.8	2,609.6
EPS – diluted (€)	2.99	2.32

Underlying EPS
Net profit attributable to shareholders’ equity (€ million)	7,642	6,049
Post tax impact of non-underlying items attributable to shareholders’ equity (see note 2)	(1,074)	790
Underlying profit attributable to shareholders’ equity	6,568	6,839
Adjusted average number of shares (millions of share units)	2,559.8	2,609.6
Underlying EPS – diluted (€)	2.57	2.62

In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items.

During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2021 (net of treasury shares)	2,561.0
Net movements in shares under incentive schemes	2.2
Shares repurchased under the share buyback programme	(34.2)
Number of shares at 31 December 2022	2,529.0

7. Acquisitions and disposals

In 2022, the Group completed the business acquisitions and disposals as listed below. The net consideration for acquisitions in 2022 is €811 million (2021: €2,117 million for acquisitions completed during that year).

Deal completion date	Acquired/disposed business
29 April 2022	Sold Unilever Life, the direct selling business in Thailand, to RS Group.
1 July 2022
Sold ekaterra (Global Tea business excluding India, Indonesia, Nepal and Ready to Drink) to CVC Capital Partners. ekaterra includes brands such as Lipton, Brooke Bond and PG Tips. Further details are provided below.

7 July 2022
Acquired a further 67% of Nutraceutical Wellness, Inc. (Nutrafol) bringing total investment to 80%, a producer based in the US of hair growth solutions for men and women. The acquisition complements Unilever’s existing Health and Wellbeing portfolio, bringing to market a science-led approach to hair wellness. Further details are provided below.

Goodwill represents the future value that the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses.

Nutrafol Acquisition

On 7 July 2022, Unilever acquired a further 67% of the shares of Nutrafol, a U.S. based hair wellness company in which Unilever Ventures previously held a minority stake (13%) to bring Unilever’s total equity interest to 80%. Strategically, Nutrafol expands our Health & Wellbeing portfolio, bringing to market a science led approach to hair wellness supported by digital-first capabilities. We believe Unilever’s capabilities and sustainability principles will allow us to protect the legacy of the brand while strengthening it.

The total consideration paid for the 67% share of Nutrafol was €811 million, all of which was settled in cash on completion.

The provisional fair value of net assets recognised on the balance sheet is €487 million. The main asset acquired was the brand intangible valued using an income approach model by estimating future cash flows generated by the brand and discounting them to present value using rates in line with a market participant expectation. The key assumptions in the brand valuation are the revenue growth and discount rates. As part of the acquisition, goodwill of €580 million has been recognised and is not deductible for tax purposes. Since the acquisition date, the goodwill balance has decreased by €25 million as a result of foreign exchange.

Acquisitions

Effect on consolidated income statement

The acquisition deals completed in 2022 have contributed €174 million to the Group turnover and €31 million to the Group operating profit since the date of acquisition. If e acquisition deals completed in 2022 had all taken place at the beginning of the year, Group turnover would have been €60,206 million, and Group operating profit would have been €10,772 million.

Effect on consolidated balance sheet

The following table summarises the consideration and net assets acquired for the Nutrafol acquisition. The fair values currently used for opening balances of the Nutrafol acquisition are provisional. These balances remain provisional due to there being outstanding relevant information in regard to facts and circumstances that existed as of the acquisition date and/or where valuation work is still ongoing.

In 2022, the net assets acquired and total payment for the Nutrafol acquisition consists of:
Total 2022 (€ million)
Intangible assets	603
Other non-current assets	–
Trade and other receivables	11
Other current assets(a)	70
Non-current liabilities(b)	(160)
Current liabilities	(37)
Net assets acquired	487
Non-controlling interest	(99)
Goodwill	580
Total Consideration	968
Of which:
Cash consideration paid for 67% stake	811
Fair value of 13% stake previously held by Unilever Ventures	157

(a) Other current assets include inventories of €41 million and cash and cash equivalents of €29 million.

(b) Non-current liabilities include deferred tax of €153 million.

Disposals

Total consideration for 2022 disposals is €4,606 million (2021: €49 million for disposals completed during that year). The following table sets out the effect of the disposals in 2022 and comparative years on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up until their date of disposal.
	2022 (€ million)	2021 (€ million)
Goodwill and intangible assets (a)	948	3
Other non-current assets (b)	1,075	4
Current assets (c)	833	10
Liabilities (d)	(649)	(3)
Net assets sold	2,207	14
(Gain)/loss on recycling of currency retranslation on disposal	65	–
Profit/(loss) on sale attributable to Unilever	2,334	35
Consideration	4,606	49
Of which:
Cash	4,606	40
Cash balances of businesses sold	20	3
Non-cash items and deferred consideration	(20)	6

(a) Includes €548 million of allocated goodwill and €395 million related to intangibles to Tazo, T2, Pukka & Glen related to the disposal of ekaterra.

(b) Non-current assets include PPE of €453 million and deferred tax assets of €595 million related to the disposal of ekaterra.

(c) Current assets include inventories of €301 million and trade and other receivables of €487 million related to the disposal of ekaterra.

(d) Liabilities include €518 million of trade payables, €59 million of financial liabilities and €31 million deferred tax liabilities related to the disposal of ekaterra.

ekaterra Disposal

On 1 October 2021, Unilever completed the internal reorganisation whereby it separated elements of its Tea business into ekaterra, a separate legal structure, which at the time was still 100% owned by Unilever. In November 2021, Unilever Group signed an agreement to sell ekaterra to CVC Capital Partners.

On 1 July 2022, Unilever sold ekaterra, to CVC Capital Partners for €4,594 million cash consideration. The transaction involved the sale of 100% shares of ekaterra Holdings B.V. and tea business assets in a small number of jurisdictions that were delayed for local tax and/or legal reasons.

Profit on this disposal was €2,303 million, recognised as a non-underlying item.

8. Share-buy back

On 10 February 2022, we announced a share buyback programme of up to €3 billion to be completed over 2022 and 2023. During 2022, the Group repurchased 34,217,605 ordinary shares which are held by Unilever as treasury shares. Consideration paid for the repurchase of shares including transaction costs was €1,509 million which is recorded within other reserves.

9. Financial instruments

The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2022 and 2021. The Group’s cash resources and other financial assets are shown below.
	31 December 2022			31 December 2021
	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	2,553	–	2,553	2,505	–	2,505
Short-term deposits(a)	1,743	–	1,743	811	–	811
Other cash equivalents	30	–	30	99	–	99
	4,326	–	4,326	3,415	–	3,415
Other financial assets
Financial assets at amortised cost(b)	772	232	1,004	750	208	958
Financial assets at fair value through other comprehensive income(c)	–	407	407	1	526	527
Financial assets at fair value through profit or loss:
Derivatives	238	51	289	76	52	128
Other(d)	425	464	889	329	412	741
	1,435	1,154	2,589	1,156	1,198	2,354
Total financial assets(e)	5,761	1,154	6,915	4,571	1,198	5,769

(a) Short-term deposits typically have maturity of up to 3 months.

(b) Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €199 million (2021: €157 million).

(c) Included within non-current financial assets at fair value through other comprehensive income are equity investments of €402 million (2021: €521 million)

(d) Other Financial assets at fair value through profit or loss include money market funds, marketable securities, other capital market instruments and investments in companies and financial institutions in North America, North Asia, South Asia and Europe.

(e) Financial assets exclude trade and other current receivables.

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value		Carrying amount
	As at 31 December 2022	As at 31 December 2021	As at 31 December 2022	As at 31 December 2021
Financial assets
Cash and cash equivalents	4,326	3,415	4,326	3,415
Financial assets at amortised cost	1,004	958	1,004	958
Financial assets at fair value through other comprehensive income	407	527	407	527
Financial assets at fair value through profit and loss:
Derivatives	289	128	289	128
Other	889	741	889	741
	6,915	5,769	6,915	5,769
Financial liabilities
Bank loans and overdrafts	(519)	(402)	(519)	(402)
Bonds and other loans	(25,136)	(29,133)	(26,512)	(27,621)
Lease liabilities	(1,408)	(1,649)	(1,408)	(1,649)
Derivatives	(631)	(184)	(631)	(184)
Other financial liabilities	(418)	(277)	(418)	(277)
	(28,112)	(31,645)	(29,488)	(30,133)

€ million	As at 31 December 2022			As at 31 December 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets at fair value
Financial assets at fair value through other comprehensive income	5	3	399	6	3	518
Financial assets at fair value through profit or loss:
Derivatives(a)	–	378	–	–	289	–
Other	428	–	461	331	–	410
Liabilities at fair value
Derivatives(b)	–	(784)	–	–	(235)	–
Contingent consideration	–	–	(164)	–	–	(180)

(a) Includes €89 million (2021: €161 million) derivatives, reported within trade receivables, that hedge trading activities.

(b) Includes €(153) million (2021: €(51) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2021. There were also no significant movements between the fair value hierarchy classifications since 31 December 2021.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be same as the carrying amount for 2022 and 2021.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2021.

10. Dividends

The Board has declared a quarterly interim dividend for Q4 2022 of £0.3812 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 7 February 2023.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3812
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4268
Per Unilever PLC American Depositary Receipt:	US$0.4569

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 7 February 2023.

US dollar cheques for the quarterly interim dividend will be mailed on 21 March 2023 to holders of record at the close of business on 24 February 2023.

The quarterly dividend calendar for the remainder of 2023 will be as follows:
	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q4 2022 Dividend	09 February 2023	23 February 2023	24 February 2023	21 March 2023
Q1 2023 Dividend	27 April 2023	18 May 2023	19 May 2023	15 June 2023
Q2 2023 Dividend	25 July 2023	03 August 2023	04 August 2023	31 August 2023
Q3 2023 Dividend	26 October 2023	16 November 2023	17 November 2023	08 December 2023

11. Events after the balance sheet date

On 27 January 2023, following a block listing of 5,000,000 ordinary shares of 3 1/9 pence each made in December 2022, an initial tranche of 50,000 new ordinary shares was issued by Unilever PLC to meet its obligations under employee share schemes.